Exhibit 99.58

99.58 News Release Dated May 2, 2014 INVESTOR RELATIONS CONTACT: Craig Armitage (416) 815-0700 ext. 278 carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: DND

CIPHER REPORTS FINANCIAL RESULTS FOR Q1 2014

Company achieves ninth consecutive quarter of profitability

MISSISSAUGA, Ontario, May 2, 2014 - Cipher Pharmaceuticals Inc. (TSX: DND) today announced its financial and operational results for the three months ended March 31, 2014.

Q1 2014 Highlights

•                  Total revenue of $7.9 million, compared with $3.3 million in Q1 2013.

•                  Revenue from Absorica™ was $6.0 million, up from $2.0 million in Q1 2013.

•                  EBITDA(1) of $5.4 million versus $1.9 million in Q1 2013.

•                  Net income was $3.6 million, or $0.15 per basic share, compared with net income of $1.5 million, or $0.06 per basic share, in Q1 2013.

•                  Cash balance increased to $34.5 million at quarter end compared to $24.2 million at year end.

•                  Gerald P. McDole appointed Chair of the Board of Directors and Thomas G. Wellner added to the Board.

“The first quarter was another very strong period for Absorica, which achieved 22% market share by March 2014 and was the main driver of the year-over-year financial growth,” said Larry Andrews, President and CEO of Cipher. “Using our strong balance sheet to expand our product portfolio remains a top priority in 2014.”

Financial Review

Total revenue for Q1 2014 was $7.9 million, an increase of 129% compared with $3.3 million in Q1 2013. The year-over-year change mainly reflects the strong performance of Absorica™, which contributed $6.0 million of revenue in Q1 2014 versus $2.0 million in Q1 2013. Revenue from Epuris® was $0.3 million in Q1 2013, compared with nil in the prior year as the product was launched in June 2013. Revenue from Lipofen® was $1.1 million in Q1 2014, an increase of $0.3 million over Q1 2013. Revenue from the Company’s extended release tramadol product (ConZip®/Durela®) was $0.4 million in Q1 2014, down slightly from $0.5 million in Q1 2013.

Research and Development (R&D) expense for Q1 2014 was $0.4 million, compared with $0.3 million in Q1 2013. Selling, General and Administrative (“SG&A”) expense was $2.3 million in the quarter, up from $1.3 million in Q1 2013. The increase in SG&A mainly reflects one-time expenses related to the previously announced departure of Larry Andrews, President and CEO. Mr. Andrews has agreed to remain with the Company for a period of time while the Board undertakes a search process.

EBITDA in Q1 2014 was $5.4 million, an increase of 192%, or $3.6 million, over Q1 2013. Net income was $3.9 million, or $0.15 per basic share, compared with net income of $1.5 million, or $0.06 per basic share, in Q1 2013.  Net income for Q1 2014 included non-cash income tax expense of $1.2 million, compared with nil in Q1 2013.

The Company’s cash position increased at quarter end. As at March 31, 2014, Cipher had cash and cash equivalents of $34.5 million, compared with $24.2 million at year end. The $10.3 million increase was a result of the strong EBITDA in Q1 2014 and the receipt of the US$5.0 Absorica™ sales milestone during the quarter.

(1)  EBITDA — Non-IFRS Financial Measure: the term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

Product Update

Absorica™/Epuris® (CIP-ISOTRETINOIN)

Absorica™ was released in the U.S. market in late November 2012. The product has performed well to date, achieving 22.0%(2) market share by March 2014, based on total isotretinoin prescriptions.  The overall U.S. isotretinoin market also continues to show growth, with prescriptions increasing by 6%(3) in Q1 2014 over the comparable period in the prior year.

Epuris® was approved by Health Canada in Q4 2012 and launched by Cipher in June 2013. Epuris® has reached market penetration of 7.6% as of the end of March 2014.

Cipher is actively pursuing marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America.

Lipofen® (CIP-FENOFIBRATE)

During Q1 2014, Lipofen® prescriptions decreased by 9% from Q1 2013, but sales were 3.6% higher than Q1 of the prior year due to price increases. Cipher’s U.S. marketing partner for Lipofen® continued to promote the product in a second detail position.

ConZip®/Durela® (CIP-TRAMADOL ER)

Cipher’s extended-release tramadol is marketed in the U.S. by Vertical Pharmaceuticals under the trade name ConZip®. In Q1 2014, prescriptions increased by 9% compared to Q1 2013.  In late Q4 2013, Avista Capital Partners, a US-based private equity firm, acquired a controlling equity interest in Vertical with stated plans to invest in additional selling resources..

In Canada, Medical Futures launched the product in March 2012 under the trade name Durela®, with a dedicated sales force comprising 22 representatives. Following improved performance in the second half of 2013, sales in Q1 2014 were 56% higher than Q1 2013.

Other Products

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. The Company believes additional development work may be required prior to a New Drug Submission to Health Canada.  Cipher is currently finalizing an approach to this work with its partner, Institut Biochimique SA (IBSA).

In addition, Cipher plans to license in and/or acquire other products, with an emphasis on late-stage product candidates in specialist-driven niche markets like dermatology.

Notice of Conference Call

Cipher will hold a conference call today, May 2, 2014, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. A live audio webcast will be available through http://www.cipherpharma.com. An archived replay of the webcast will be available for 365 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

(2)  Source: IMS Health. Market share calculated based on total isotretinoin prescriptions.

(3)  Source: IMS Health

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Norm Evans
Investor Relations	Chief Financial Officer
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 323
(416)815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	nevans@cipherpharma.com